Philip T. Warman pwarman@velaw.com

Tel 713.758.3847 Fax 713.615.5615

August 2, 2005

Via Facsimile (202) 772-9369

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jason Wynn

Re:	Chesapeake Energy Corporation (“Chesapeake”)

Post-Effective Amendment No. 1 to Form S-3

Filed July 25, 2005

File No. 333-119313

Dear Mr. Wynn:

Set forth below is the response of Chesapeake to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated July 29, 2005. The comment is issued with respect to the above referenced Post-Effective Amendment No. 1 to Form S-3. Please note that, to the extent this response is predicated on factual information, that information has, unless otherwise indicated, been provided by Chesapeake. For your convenience, the comment provided by the Staff has been included before the response.

Form S-3

Plan of Distribution, page 28

1. We note the last two sentences of the paragraph that begins “[w]e may enter into derivative transactions with third parties....” Please advise us of the types of transactions contemplated by those statements. We may have further comment.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Mr. Jason Wynn August 2, 2005  Page 2

Response:

Chesapeake is not currently contemplating any transaction of the type described in the last two sentences of the paragraph noted. The language noted in your comment was extracted from an example provided to Chesapeake, which it believed was consistent with the incoming letter to which the Staff responded in Goldman, Sachs & Co. (October 9, 2003). Any transactions entered into by Chesapeake on the basis of the noted paragraph would be of the type described in the aforementioned letter.

If you have any questions or comments, please call James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710 or Philip Warman of Vinson & Elkins L.L.P. at (713) 758-3847.

Sincerely,

Philip T. Warman

cc:	James M. Prince, [Firm]